Central Securities Corporation

630 Fifth Avenue

New York, N.Y. 10111

(212) 698-2020

August 11, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Document Control – EDGAR

RE:	Review of Form N-CSR Filing made by Central Securities Corporation

Dear Commissioners:

This letter responds to comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission by telephone on July 20, 2015 to Mr. William Greason of Chadbourne & Parke LLP, counsel to Central Securities Corporation (the “Registrant”), regarding the Registrant’s Form N-CSR filing as of December 31, 2014 and further discussion about these comments between Mr. Ellington and Mr. Greason on July 30, 2015. Listed below is each comment as we understand it from Mr. Greason and our corresponding response. If we have misunderstood any of the comments, please contact the undersigned.

Comment 1: Mr. Ellington noted that the Registrant disclosed in a footnote to its financial statements certain information relating to an affiliated company of the Registrant and that it appeared that the Registrant had disclosed all required information related to its affiliated investee for 2014. However, Mr. Ellington requested that, in the future, the Registrant disclose this information and any other applicable information more strictly in accordance with the tabular requirements of Regulation S-X, Schedule 12-14, “Investments in and advances to affiliates.”

Response: In 2014, the Registrant had an investment in only one affiliated company. The Registrant believes that, in light of the limited activity during 2014 between the affiliated company and the Registrant, the information provided about the affiliated company in the Registrant’s Statement of Investments and in the text of Note 5 to the Registrant’s financial statements titled, “Affiliated Companies,” simply and adequately discloses the relationship and activity between the Registrant and the affiliated company. In the Statement of Investments, the affiliated company is listed with three accompanying footnotes: one identifies the company as non-dividend paying; one identifies the company as an affiliate as defined in the Investment Company Act of 1940; and one states that company was valued based on Level 3 inputs with further reference to Note 2 to the Registrant’s financial statements.

The Registrant notes that paragraph (a) of Regulation S-X, Section 6-10 states in relevant part, “[i]f the information required by any schedule [which includes Schedule 12-14] (including the notes thereto) is shown in the related financial statement or in a note thereto without making such statement unclear or confusing, that procedure may be followed and the schedule omitted.” The Registrant believes that its disclosure related to the affiliated company satisfies this paragraph and that such disclosure is not unclear or confusing.

The Registrant acknowledges that, in circumstances where there is more activity involving affiliated companies, it may be clearer to use a tabular format with accompanying footnotes to meet the disclosure requirements of Schedule 12-14. The Registrant will consider future use of tables based on the level and nature of activity with affiliated companies, if any. The Registrant will add to the footnote used in its Statement of Investments that identifies affiliated companies a specific reference to the Affiliated Companies note to the financial statements to more clearly direct readers of the financial statements to other information about any affiliated companies.

Comment 2: Mr. Ellington stated that the Board of Directors/Officers Table (the “Table”) should also disclose the number of portfolios in the fund complex overseen by each director.

Response: The Registrant is a stand-alone investment company and is not part of a fund complex as defined in instruction 1.b. of Item 18 of Form N-2. Accordingly, the Registrant believed the requested disclosure was not applicable and, therefore, omitted it from the Table. Going forward, however, the Registrant will clearly disclose this fact below the Table.

Comment 3: Mr. Ellington stated that the Table should also make clear that the background of each director includes, if applicable, any other directorships held by the director.

Response: The Registrant has disclosed any outside directorships as part of each director’s background information presented in the Table, although that was not stated in the heading of that column of information in the Table. Going forward, the Table will clearly disclose outside directorships.

In connection with the filing identified above for the Registrant, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact either me at 212-698-2020 or William Greason at 212-408-5527.

Sincerely,

/s/ Lawrence P. Vogel

Lawrence P. Vogel

Vice President and Treasurer

cc: Mr. Kenneth Ellington

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